Sun Life Financial reports
record 2004 operating earnings of $1.7 billion

Operating earnings per share grew to $2.91, up 16.4%
Common share dividend increased 9% to 24 cents a share

Toronto — January 27, 2005 — Sun Life Financial Inc. (NYSE/TSX: SLF) today announced record operating earnings of $1.7 billion or $2.91 per share for the year ended December 31, 2004. Operating earnings were up 14.5% over 2003, while operating earnings per share (EPS) rose 16.4%. Operating return on equity (ROE) grew to 12.0% for the year, up from 10.6% for 2003. The excellent results were primarily driven by increases in equity markets, with double-digit earnings growth in the Company’s Canadian, U.S. and Asian businesses. The financial results presented in this press release are unaudited.

Operating earnings in the fourth quarter of 2004 were $438 million, up $21 million over the operating earnings for the fourth quarter of 2003 despite a decrease of $15 million, or 3 cents per share, due to the strengthening of the Canadian dollar against foreign currencies. Operating EPS of 74 cents for the latest quarter was up 7.2% from operating EPS of 69 cents a year earlier. On a constant currency basis, operating EPS in the fourth quarter of 2004 would have been up 11.6% over the operating EPS in the fourth quarter of 2003.

Sales growth was strong in 2004, with sales of individual life and health products up 30.2% for the year (37.6% on a constant currency basis), and net group life and health sales up 46.9% (55.9% on a constant currency basis). In Canada, Group Retirement Services is the number one provider of employer-sponsored retirement plans and had 42% market share of pension sales for the first nine months. Group Benefits in Canada continued to acquire significant new business and Group Life & Health in the U.S. had record sales in both the fourth quarter and for the year, complementing the strong persistency of that business. Sales of individual life insurance in the Company’s joint venture in India in 2004 were 173% ahead of 2003 with this country leading the strong growth in sales experienced in the Asian operations.

Donald A. Stewart, Chief Executive Officer, said, “I am pleased with the progress made in each of the Company’s business groups over the course of the year. Strong earnings performance in Canada, the U.S. and Asia, and the share repurchase program, contributed to the 16% increase in operating EPS and the 140 basis point improvement in operating ROE. Reflecting our continued positive financial performance and confidence in the outlook for the current year and beyond, the Board of Directors is increasing the quarterly common share dividend by 9% to 24 cents per share.

“The tremendous toll on life and property resulting from the South Asian tsunami has been in everyone’s thoughts. I am extremely proud of the way our employees and advisors have responded to the calls for assistance. Sun Life Financial along with its employees and advisors has established a special campaign and hopes jointly to raise $1.1 million to contribute to these relief efforts. We are well on our way to reaching this goal,” he said.

Fourth Quarter Earnings

Financial Highlights:

•	Increase of 16.4% in operating EPS for the year ended December 31, 2004 compared to 2003. Operating EPS of 74 cents for the fourth quarter was up 7.2% from 69 cents in the fourth quarter of 2003. Without the impact of currency exchange rate changes, operating EPS would have been up 19.6% for the year and 11.6% for the quarter.

•	Operating earnings for the year of $1.7 billion were up 14.5% over 2003, despite a $47 million negative impact resulting from the strengthening of the Canadian dollar.

•	On a year-to-date basis, operating ROE increased 140 basis points to 12.0% from 10.6%, and would have increased by 190 basis points without the effect of currency rate changes.

•	The company produced double-digit growth in operating earnings for the year with Canada up 16.6%, the U.S. up 37.6% and Asia up 38%, measured in local currencies.

•	In the fourth quarter of 2004, Sun Life Financial Inc. repurchased approximately 5 million common shares at an average price of $39.05 under its share repurchase program, bringing the total repurchased in 2004 to 10.1 million shares. In addition, $250 million of debentures were redeemed in November 2004.

Business Highlights

Corporate Developments

•	Sun Life Financial completed a reorganization on January 4, 2005, under which most of its asset management businesses in Canada and the United States were transferred to a newly incorporated subsidiary. The reorganization will allow the Company to optimize its capital structure and will give it increased flexibility by positioning it to benefit from new capital rules proposed by the Office of the Superintendent of Financial Institutions, in Canada.

•	Sun Life Financial Inc.’s Board of Directors has authorized the repurchase of up to 29.6 million common shares, representing 5% of the outstanding common shares, under a renewed normal course issuer bid beginning January 12, 2005.

•	Sun Life Financial Inc.’s Board of Directors has approved a 9% increase in the quarterly common share dividend to 24 cents per share. This latest increase in the dividend follows dividend increases totalling 29% in 2004.

•	David W. Kerr, C.A., Chairman of Noranda Inc., has joined the Boards of Directors of Sun Life Financial Inc. and Sun Life Assurance Company of Canada.

Sun Life Financial Canada (SLF Canada)

•	Group Benefits reached an agreement with Assicurazioni Generali SpA to be the exclusive Canadian member of the international Generali Employee Benefits (GEB) Network. Through this partnership, Sun Life Financial becomes the preferred Canadian supplier for group benefits clients of the GEB Network and can offer Sun Life Financial plan members access to local benefit programs in more than 70 countries.

Sun Life Financial Inc. / Fourth Quarter 2004

Fourth Quarter Earnings

•	The Council of Ontario Universities selected SLF Canada Group Benefits as the insurer for its University Health Insurance Plan (UHIP), effective April 1, 2005. UHIP provides health coverage comparable to the Ontario Health Insurance Plan (OHIP) for 28,000 international students, employees and their dependents, studying or working at most Ontario universities. Annual insured premium under this plan is approximately $14 million.

•	Group Retirement Services has been awarded the administration of the Deferred Profit Sharing Plans (DPSP) for employees of the Canadian operations of the Magna International Inc. Sun Life Financial will continue to administer the Group Registered Retirement Savings Plan in addition to the DPSP, and becomes the sole provider of the group retirement services and group benefits to Magna’s 23,000 Canadian employees.

•	Group Retirement Services was ranked the number one provider of employer-sponsored retirement plans in Canada and the fastest growing supplier according to Benefits Canada’s 2004 Capital Accumulation Plan Report.

•	Sun Life Financial took an important step in delivering on its strategic objective of growing its individual insurance wholesale distribution channel in Canada by appointing David A. Gray Vice-President, Wholesale Distribution. Mr. Gray brings extensive experience in building and growing wholesale distribution operations in Canada.

Sun Life Financial U.S. (SLF U.S.)

•	Group Life and Health reported record fourth quarter and full-year sales. In-force premiums grew 14% in 2004, ending the year at US$874 million.

•	Individual Life sales in core product lines were up 46% over the fourth quarter of 2003, measured in local currency.

•	As part of a continuing efficiency drive, a new customer service centre was opened in Lethbridge, Alberta in December 2004.

MFS Investment Management (MFS)

•	Relative investment performance at MFS was very strong in 2004. Based on Lipper data through December 31, 2004, the performance of 82% of MFS mutual funds ranked in the top half of their respective investment categories for the 1-year period and 77% for the 3-year period.

•	US$2.2 billion of net inflows from institutional clients and structured fixed income products more than offset net outflows in retail funds and annuities, resulting in positive net sales for the quarter.

•	MFS had assets under management of US$146.2 billion at the end of 2004.

Sun Life Financial Asia (SLF Asia)

•	Birla Sun Life Asset Management Company Limited agreed to acquire the mutual fund business of Alliance Capital Management (India) Private Limited. The transaction is expected to close during the first quarter of 2005.

•	Fourth quarter sales in Hong Kong were up 51% over the same quarter last year in local currency. The increase was a result of the doubling in size of the career agency force and the success of Bright, a new Universal Life product, which accounted for nearly 90% of the bancassurance channel sales during the quarter.

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Fourth Quarter Earnings

•	The Company significantly expanded its distribution presence in Asia in 2004. The number of career agents more than doubled in Hong Kong, was up 45% in Indonesia and was up 29% in the Philippines.

•	The Company’s joint venture in China, Sun Life Everbright Life Insurance Company Limited, successfully launched a new Universal Life product for distribution through the bank channel.

Use of Non-GAAP Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with Canadian generally accepted accounting principles (GAAP), including earnings, EPS and ROE. Management also measures the Company’s performance based on certain non-GAAP measures, including operating earnings, and other financial measures based on operating earnings, including operating EPS and operating ROE, that exclude certain significant items that are not operational or ongoing in nature. Management also uses financial performance measures that are prepared on a “constant currency basis” which exclude the impact of currency fluctuations. These amounts are determined by reference to exchange rates of the corresponding periods. Management believes that these non-GAAP financial measures provide information useful to investors in understanding the Company’s performance and facilitate the comparison of the quarterly and full-year results of the Company’s ongoing operations. These non-GAAP financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. They should not be viewed as alternative to measures of financial performance determined in accordance with GAAP. Additional information concerning these non-GAAP financial measures and reconciliations to GAAP measures are included in the Company’s annual and interim Management’s Discussion and Analysis (MD&A) and in the Supplementary Financial Information package that is available in the Investor Relations — Financial Information section of Sun Life Financial’s web site www.sunlife.com.

Operating earnings, operating EPS and operating ROE exclude the $211 million charge taken in the fourth quarter of 2003 and the $59 million charge taken in the first quarter of 2004 with respect to the settlements in February and March 2004, respectively, of administrative proceedings by U.S. regulators against MFS.

Sun Life Financial Inc. / Fourth Quarter 2004

Fourth Quarter Earnings

EARNINGS AND PROFITABILITY

FINANCIAL SUMMARY
Unaudited

	Quarterly Results					Full Year

	4Q’04	3Q’04	2Q’04	1Q’04	4Q’03	2004	2003
Revenues ($mm)	5,269	5,390	5,551	5,538	5,437	21,748	22,056

Shareholders’ Net Income ($mm)	438	439	438	366	206	1,681	1,309
Operating Earnings[2]($mm)	438	439	438	425	417	1,740	1,520

Earnings Per Share (EPS) ($)	0.74	0.73	0.73	0.61	0.34	2.81	2.15
Operating EPS[2]($)	0.74	0.73	0.73	0.71	0.69	2.91	2.50
Fully diluted operating EPS[2] ($)	0.73	0.73	0.72	0.70	0.69	2.88	2.50

Return on Equity (ROE) (%)	12.1	11.9	12.0	10.3	5.9	11.6	9.2
Operating ROE[2](%)	12.1	11.9	12.0	12.0	11.8	12.0	10.6

Average Shares Outstanding (mm)	595.2	598.7	600.7	600.0	601.4	598.6	607.9

S&P 500 Index (daily average)	1,162	1,104	1,123	1,132	1,056	1,130	965

Sun Life Financial Inc.1 reported a $21 million increase in operating earnings2 for the fourth quarter ended December 31, 2004 compared to the fourth quarter of 2003. Earnings were up despite a decrease of $15 million, or 3 cents per share, due to a decline in the U.S. dollar relative to the Canadian dollar and lower income from CI Funds Management Inc. (CI Funds). Earnings growth was, in part, driven by the impact of a rise in equity markets, improved mortality in Reinsurance and expense management initiatives in Asia.

For the year ended December 31, 2004, operating earnings increased by $220 million or 14.5% despite the $47 million negative impact of a stronger Canadian dollar. Excluding the impact of exchange rates, operating earnings were up $267 million, or 17.6%. Earnings growth was in part driven by higher average equity markets, improved credit experience, enhanced interest spreads with strong performances in Canada, the U.S. and Asia.

As a result of the strong operating earnings and the share repurchase program, operating EPS grew from $2.50 per share for 2003 to $2.91 per share for 2004, a 16.4% increase, and operating ROE was 12.0% compared to 10.6% for 2003.

Shareholders’ net income which, as previously disclosed, includes regulatory charges against MFS in both 2003 and 2004, was $1,681 million or $2.81 cents per share for the year 2004, up $372 million or 66 cents per share compared to 2003.

[1]	The “Company” or together with its subsidiaries and joint ventures “Sun Life Financial” or “SLF”.
[2]	See “Use of Non-GAAP Financial Measures” earlier in this press release.

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Fourth Quarter Earnings

Performance By Business Group

The Company has six reportable segments: SLF Canada, SLF U.S., MFS, SLF Asia, Sun Life Financial U.K. (SLF U.K.) and Corporate Capital. Where appropriate, information on a reportable segment has been presented both in Canadian dollars and the segment’s local currency to facilitate the analysis of underlying business trends. Additional details of the segments and the purpose and use of the segmented information are outlined in the Company’s consolidated financial statements, which are prepared in accordance with Canadian GAAP.

SLF Canada

	Quarterly Results					Full Year

	4Q’04	3Q’04	2Q’04	1Q’04	4Q’03	2004	2003

Revenues ($mm)	2,133	2,081	2,139	2,261	2,265	8,614	8,636

Shareholders’ Net Income ($mm)
Individual Insurance & Investments	122	121	129	121	124	493	419
Group Benefits	61	66	44	75	57	246	233
Group Retirement Services	28	28	27	23	24	106	88
Reinsurance & Other	39	27	30	26	16	122	89

Total	250	242	230	245	221	967	829

ROE (%)	13.9	13.4	12.7	13.5	12.4	13.4	11.9

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.

In the fourth quarter of 2004, SLF Canada’s earnings increased 13% over the fourth quarter of 2003 due to improved mortality experience in Reinsurance and individual wealth products. Earnings increased 17% on a year-to-date basis due to increased earnings from the investment in CI Funds, improved equity markets, improved mortality experience in Reinsurance and higher earnings in Group Benefits. Year-to-date ROE increased 150 basis points over the same period in 2003.

•	Individual Insurance & Investments earnings decreased slightly from the fourth quarter of 2003 as improved mortality experience in individual wealth was more than offset by a reduction in earnings from the Company’s investment in CI Funds.

•	Group Benefits earnings for the fourth quarter of 2004 increased over the fourth quarter of 2003 due to improved investment performance. Fourth quarter earnings for Group Benefits were 7% lower than in the third quarter of 2004, due to weaker mortality and morbidity experience in the fourth quarter.

•	Group Retirement Services earnings increased 17% over the fourth quarter of 2003 primarily due to improved mortality experience. Assets under management continued to increase as a result of strong sales in the first half of 2004 and higher equity market levels.

•	Reinsurance & Other operations’ earnings increased by 44% over the third quarter of 2004 and 144% over the fourth quarter of 2003, due to improved mortality experience and higher equity markets.

Sun Life Financial Inc. / Fourth Quarter 2004

Fourth Quarter Earnings

SLF U.S.

	Quarterly Results					Full Year

	4Q’04	3Q’04	2Q’04	1Q’04	4Q’03	2004	2003
Revenues (US$mm)	1,825	1,832	1,807	1,781	1,654	7,245	6,887
Revenues (C$mm)	2,228	2,399	2,453	2,349	2,177	9,429	9,663

Shareholders’ Net Income (US$mm)
Annuities	45	44	33	62	39	184	111
Individual Life	19	19	33	10	20	81	77
Group Life & Health	12	7	14	2	9	35	30

Total (US$mm)	76	70	80	74	68	300	218
Total (C$mm)	93	92	109	97	89	391	303

ROE (%)	10.5	9.9	11.2	10.0	9.1	10.4	7.3

Certain comparative figures have been restated to conform with the presentation adopted in the second quarter of 2004.

The appreciation of the Canadian dollar against the U.S. dollar reduced earnings in SLF U.S. by CDN$7 million in the fourth quarter of 2004 compared to the fourth quarter of 2003 and by CDN$30 million for the full year 2004.

In U.S. dollars, fourth quarter 2004 earnings of US$76 million were 12% higher than in the fourth quarter of 2003, while full-year earnings increased by 38% or US$82 million from a year ago.

The increase in the year-to-date earnings reflects the impact of improved equity markets, improved credit experience, and a lower effective tax rate due to favourable experience in respect of prior years’ audits and other items. Full-year ROE increased to 10.4% from 7.3% for the same period in 2003.

•	Annuities earnings increased US$6 million compared to the fourth quarter of 2003 primarily as a result of higher equity markets and higher spreads that resulted from improved credit experience and a shift in product mix, partially offset by increases in certain distribution costs.

•	Individual Life earnings were US$1 million lower in the fourth quarter of 2004 compared to the fourth quarter of 2003 primarily as a result of a change in earnings mix and the associated tax effect.

•	Favourable long-term disability experience in the fourth quarter of 2004 contributed to an increase of US$3 million or 33% in Group Life & Health earnings over the same period in 2003.

The Company and its U.S. subsidiaries are cooperating with the SEC and other regulators in their continuing investigations and examinations with respect to various issues, including market timing related issues, directed brokerage and revenue sharing arrangements with distributors, and recordkeeping requirements. The Company is unable to predict the outcome of these investigations and examinations at this time.

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Fourth Quarter Earnings

MFS Investment Management

	Quarterly Results					Year to Date

	4Q’04	3Q’04	2Q’04	1Q’04	4Q’03	2004	2003
Revenues (US$mm)	330	316	319	341	325	1,306	1,206
Revenues (C$mm)	402	414	434	450	428	1,700	1,684

Shareholders’ Net Income/(Loss) (US$mm)	36	32	30	(10)	(123)	88	(39)
Operating Earnings (US$mm)	36	32	30	35	37	133	121

Shareholders’ Net Income/(Loss) (C$mm)	44	42	41	(13)	(162)	114	(43)
Operating Earnings (C$mm)	44	42	41	46	49	173	168

Average Net Assets (US$B)	140	132	138	144	135	138	125
Assets Under Management (US$B)	146	134	137	142	140	146	140
Net New Sales (Redemptions) (US$B)	0.1	(2.5)	(5.3)	(1.2)	0.8	(8.9)	4.2
Market Movement (US$B)	12.1	(0.9)	0.5	3.1	10.8	14.8	23.3

S&P 500 Index (daily average)	1,162	1,104	1,123	1,132	1,056	1,130	965

MFS contributed net income of CDN$44 million for the fourth quarter of 2004. The appreciation of the Canadian dollar against the U.S. dollar reduced earnings for MFS by CDN$3 million in the fourth quarter of 2004 compared to the fourth quarter of 2003 and reduced operating earnings by CDN$13 million for the year 2004.

MFS’s contribution to Sun Life Financial’s earnings in the fourth quarter of 2004 was US$36 million. Operating earnings for the fourth quarter of 2004 were down US$1 million from the fourth quarter of 2003 as expenses grew by about 10%, driven by additional costs for market data and third-party research along with higher legal and compliance costs. In addition, expenses were increased by a real estate charge in the fourth quarter of 2004 related to the consolidation of MFS office facilities.

The US$12 million increase in the year-to-date operating earnings reflects the benefits of improved equity markets, which were partially offset by increased expenses as outlined above, and a reduction in revenues resulting from regulatory settlements.

Strong positive net flows from institutional clients offset outflows of assets in retail mutual funds and annuities resulting in positive net flows for the quarter, a significant improvement over the previous 3 quarters. Assets under management ended the year at US$146 billion, an increase of 4% for the year due to strong market performance in the fourth quarter.

As previously disclosed, a number of lawsuits have been commenced in the United States against the Company, MFS, various MFS Funds and certain of their directors, officers and fund trustees relating to the matters that led to the settlements between MFS and federal and state regulators in 2004. Additional information concerning these actions is provided in the Company’s annual and interim MD&A and annual and interim financial statements. These actions are at an early stage and the Company cannot predict their outcome at this time.

Sun Life Financial Inc. / Fourth Quarter 2004

Fourth Quarter Earnings

SLF Asia

	Quarterly Results					Full Year

	4Q’04	3Q’04	2Q’04	1Q’04	4Q’03	2004	2003
Revenues ($mm)	223	175	154	145	158	697	587

Shareholders’ Net Income ($mm)	18	10	10	7	13	45	37

ROE (%)	16.8	9.3	9.0	6.2	11.5	10.3	7.8

Revenues in the fourth quarter of 2004 grew by 41% compared to the fourth quarter of 2003, largely due to increased single premium life insurance sales during the quarter. The 2004 individual life sales increased significantly over 2003 with the Philippines up 16%, Hong Kong up 41%, India up 173%, China up 30% and Indonesia up 116%, in local currencies.

Net income, excluding the effect of the Canadian dollar appreciation, was up 53% for the fourth quarter 2004 compared to the fourth quarter 2003 and was up 38% for the full year. Improved investment yields in Hong Kong, and productivity improvement initiatives in the Philippines, contributed to higher earnings in SLF Asia. The appreciation in the Canadian dollar reduced income for SLF Asia by $2 million for the fourth quarter 2004 and by $7 million for the full year.

SLF U.K.

	Quarterly Results					Full Year

	4Q’04	3Q’04	2Q’04	1Q’04	4Q’03	2004	2003
Shareholders’ Net Income (£mm)	20	17	17	19	21	73	89
Shareholders’ Net Income (C$mm)	45	39	42	47	47	173	203

ROE (%)	23.5	21.2	18.9	19.1	20.4	20.6	21.5

The appreciation of the British pound against the Canadian dollar increased earnings in SLF U.K. by CDN$1 million in the fourth quarter of 2004 compared to fourth quarter of 2003 and by CDN$7 million for the year 2004.

SLF U.K.’s fourth quarter 2004 earnings decreased by £1 million from fourth quarter 2003, primarily due to additional provisions for policyholder liabilities and reduced earnings in the Group Life business as a result of adverse claims experience, partially offset by the effect of a lower effective tax rate due to the favourable outcome of tax negotiations.

SLF U.K.’s year-to-date 2004 earnings decreased by £16 million from the previous year, primarily due to additional provisions for policyholder liabilities and adverse claims experience in Group Life, partially offset by the effect of the lower effective tax rate.

The renewal rights on the existing block of Group Life business were sold in 2003 and the Group Life business is in run-off mode.

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Fourth Quarter Earnings

Corporate Capital

Corporate Capital refers to investment income, expenses, capital and other items not allocated to Sun Life Financial’s other business groups, and the results of the run-off reinsurance business.

	Quarterly Results					Full Year

	4Q’04	3Q’04	2Q’04	1Q’04	4Q’03	2004	2003
Net Income/(Loss) ($mm)	(12)	14	6	(17)	(2)	(9)	(20)

Corporate Capital losses were $10 million higher in the fourth quarter of 2004 compared to the same quarter a year ago and year-to-date were $11 million lower than the previous year. Improved run-off reinsurance results in the fourth quarter compared to 2003 were more than offset by foreign exchange losses related to the repatriation of capital from non-domestic operations and timing of Corporate expenses.

Additional Financial Disclosure

Revenue

Under Canadian GAAP, premium revenue includes annuity premiums, which would not be included as revenue under US GAAP and would not be included as revenue for similar products sold by other financial institutions.

Revenues were $5.3 billion in the fourth quarter of 2004 compared to $5.4 billion in the comparable period a year ago. Growth in individual life premiums in SLF U.S. and SLF Asia operations and higher investment income, mostly from stocks and derivatives, was more than offset by the effect of the strengthening of the Canadian dollar against foreign currencies. The fluctuation in currencies reduced fourth quarter 2004 revenues by $236 million compared to the fourth quarter of 2003.

Revenues for the 12 months ended December 31, 2004 were $21.7 billion, down 1.4% from 2003 but up $603 million prior to currency fluctuations with all business groups except SLF U.K. having revenue growth. SLF U.K. revenues were down $236 million, prior to the effect of exchange rate changes, from the continued run-off of the closed block of business. The strengthening of the Canadian dollar reduced year-to-date revenues by $911 million compared to 2003.

Premium revenue of $3.1 billion in the fourth quarter of 2004 was $195 million lower than the comparable period in the previous year mostly as a result of the strengthening of the Canadian dollar against foreign currencies, which reduced premiums by $141 million compared to a year ago. Growth in U.S. individual insurance premiums was offset by lower annuity premiums in Canada due to customer preference for equity-based products, the sale of which are not included in premium revenue.

Fourth quarter 2004 investment income was up $57 million or 4% from the fourth quarter of 2003. Adjusting for the impact of currency exchange rates, investment income was up $109 million or 8%, primarily due to the strengthening of equity markets.

Investment income for the 12 months ended December 31, 2004 was up $221 million or 4% from 2003. On a constant currency basis, investment income was up $401 million primarily as the result of reduced provisions for losses on investments of $92 million, higher equity based income and an increase of $29 million in Sun Life Financial’s share of earnings of CI.

Sun Life Financial Inc. / Fourth Quarter 2004

Fourth Quarter Earnings

Fee income of $684 million in the fourth quarter of 2004 was down $30 million for the same period in the previous year mainly due to a reduction of $43 million from the strengthening of the Canadian dollar against foreign currencies. Excluding currency fluctuations, SLF U.S. fee income was 15% higher in the fourth quarter of 2004 than 2003 and fee income was up 2% for the Company overall.

Fee income for the 12 months ended December 31, 2004 was up $267 million from the 12 months ended December 31, 2003 or 9.5% before the reduction of $174 million related to the strengthening of the Canadian dollar against foreign currencies. MFS fee income was up 8.2% before the effect of currency changes with higher asset levels more than offsetting reductions arising from regulatory settlements. SLF U.S. had an increase of 16% before the effects of currency and SLF Canada fee income was up 11% on growth in most fee generating operations.

Assets Under Management

Assets Under Management (AUM) were $359.9 billion at December 31, 2004 compared to $355.4 billion at September 30, 2004 and $359.0 billion at December 31, 2003. The increase of $4.5 billion between September 30, 2004 and December 31, 2004 was primarily the result of:
(i)	an increase of $18.6 billion from market growth; and
(ii)	net sales of mutual, managed and segregated funds of $739 million,

partly offset by a reduction of $14.7 billion due to fluctuation in currency exchange rates.

AUM increased $891 million between December 31, 2003 and December 31, 2004. Continued business growth and an increase of $24.6 billion from increases in capital markets were mostly offset by reductions of:
(i)	$16.3 billion from the strengthening of the Canadian dollar against foreign currencies; and
(ii)	$9.5 billion of net redemptions of mutual, managed and segregated funds.

Changes in the Balance Sheet and Shareholders’ Equity

Total general fund assets were $108.0 billion at December 31, 2004 compared to $109.2 billion a year earlier. Business growth of $1.9 billion in SLF U.S. and $496 million in SLF Asia was more than offset by a reduction of $3.3 billion due to the strengthening of the Canadian dollar against foreign currencies.

Total general fund assets at December 31, 2004 were $3.0 billion lower than September 30, 2004 mostly due to a reduction of $2.9 billion from the strengthening of the Canadian dollar against foreign currencies.

Actuarial and other policy liabilities of $76.0 billion at December 31, 2004 were $1.3 billion lower than December 31, 2003. An increase of $1.4 billion due to the growth in the SLF U.S. Individual Life and Annuities operations was more than offset by a reduction of $2.6 billion due to the strengthening of the Canadian dollar against foreign currencies.

Actuarial and other policy liabilities were $1.8 billion lower at December 31, 2004 than September 30, 2004. Growth in SLF U.S. business was more than offset by a reduction of $2.2 billion due to fluctuation in currency exchange rates.

Shareholders’ equity of $14.3 billion at December 31, 2004 was $426 million higher than December 31, 2003. Shareholders’ net income before stock option costs of $11 million was $1,692 million. This increase in equity was partly offset by dividend payments on common shares of $515 million, $330 million for the cost of shares repurchased and cancelled, net of new issues for stock options, and a reduction of $421 million due to the strengthening of the Canadian dollar against foreign currencies.

Shareholders’ equity was $14.3 billion at December 31, 2004, down $241 million from September 30, 2004. Fourth quarter shareholders’ net income contributed $438 million, partially offset by dividend payments of $131 million. Common shares repurchased and cancelled, net of new issues for stock options, reduced

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Fourth Quarter Earnings

shareholders’ equity by $186 million and the strengthening of the Canadian dollar against foreign currencies reduced shareholders’ equity by $362 million.

At December 31, 2004 Sun Life Financial Inc. had 592,043,026 common shares outstanding.

Regulatory Matters

The Company and its subsidiaries in Canada and the United States have received requests for information from and are co-operating with regulators in their continuing investigations and examinations with respect to various issues, including market timing and late trading of mutual funds and variable insurance products, directed brokerage, revenue sharing and other arrangements with distributors, compensation arrangements and other business practices between insurance companies and brokers and recordkeeping requirements. Additional information concerning these and related matters is provided in the Company’s annual and interim MD&A, annual and interim financial statements and Annual Information Form (AIF). Copies of these documents are available at www.sedar.com.

Analysts’ Conference Call

The Company’s financial results will be reviewed at a conference call today at 4:00 p.m. EST. To listen to the call via live audio web cast and to view the presentation slides, please visit our website and click on the Q4 Results link from Sun Life Financial’s homepage 10 minutes prior to the start of the presentation. The conference call is also available by calling 416-640-1917 or 1-800-814-3911 (toll free within North America). A link to our web cast page, where you can access the web cast and download required software, will be provided, along with links to related information. The web cast and presentation will be archived on our website following the event.

Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of wealth accumulation and protection products and services to individuals and corporate customers. Tracing its roots back to 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of December 31, 2004, the Sun Life Financial group of companies had total assets under management of $360 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Forward-Looking Statements

Some of the statements contained in this document, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include, without limitation, the information concerning possible or assumed future results of operations of the Company. These statements are not historical facts but instead represent only the Company’s expectations, estimates and projections regarding future events.

Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. The future results and stockholder value of the Company may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in the Company’s AIF and the factors detailed in its other filings with Canadian

Sun Life Financial Inc. / Fourth Quarter 2004

Fourth Quarter Earnings

and U.S. securities regulators, including its annual and interim MD&A, and annual and interim financial statements which are available for review at www.sedar.com.

Factors that could cause actual results to differ materially from expectations include, but are not limited to: external factors, including changes in equity market performance, interest rates, currency exchange rates and government regulations; the amount and composition of assets under management; the management of product pricing; mortality and morbidity rates; expense management; the maintenance of spreads between credited rates and investment returns; surrender and lapse rates; the management of market and credit risks; the management of risks inherent in products with guaranteed benefit options; and the results of regulatory investigations into the practices of the mutual fund, insurance, annuity and financial product distribution industries in the United States, including private legal proceedings and class actions that have been commenced or threatened in connection with these practices. The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events, except as required by law.

Note to Editors: All figures shown in Canadian dollars unless otherwise noted.

Media Relations Contact: Susan Jantzi Manager, Media Relations Tel: 519-888-3160 susan.jantzi@sunlife.com	Investor Relations Contact: Tom Reid Vice-President, Investor Relations Tel: 416-204-8163 investor.relations@sunlife.com

www.sunlife.com